Exhibit 99.1

BOS Reports Financial Results for the First Quarter of 2026

Raises Full-Year 2026 Revenue Guidance

RISHON LE ZION, Israel, May 28, 2026 -- BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (Nasdaq: BOSC), an integrator of supply chain technologies for the aerospace, defense, industrial, and retail sectors, today announced its financial results for the first quarter of 2026.

Quarter Ended March 31, 2026 Financial Results

Revenues for the first quarter of 2026 were $11.4 million. While revenues in the first quarter of 2025 were $15.0 million, that figure was boosted by a single outsized transaction of $2.5 million, making the 2025 full-year average quarterly revenue, of $12.6 million a more representative comparison.

Gross Profit in the first quarter of 2026 was $2.8 million with a gross profit margin of 24.9%, compared to $3.6 million with a gross profit margin of 23.9% in Q1 2025.

Operating Expenses in the first quarter of 2026 totaled $2.17 million, compared to $1.85 million in Q1 2025. The increase is primarily attributable to the 13.6% depreciation of the U.S. dollar against the New Israeli Shekel (NIS) from Q1 2025 to Q1 2026.

Operating Income in the first quarter of 2026 was $665,000 compared to $1.7 million in Q1 2025.

Financial Income in the first quarter of 2026 was $120,000 compared to financial expenses of $272,000 in Q1 2025. Our balance sheet includes significant net assets denominated in Israeli shekels, so changes in the exchange rate between the U.S. dollar and the NIS result in foreign-currency gains or losses when the dollar depreciates or appreciates against the shekel.

Net Income in the first quarter of 2026 amounted to $765,000, or $0.11 per basic share compared to $1.35 million, or $0.23 per basic share in Q1 2025.

Cash and cash equivalents, net of loans, amounted to $9.5 million as of March 31, 2026, compared to $10.1 million as of December 31, 2025.

Business Updates

In March 2026, the Supply Chain division signed a new exclusive sales, marketing, and distribution agreement with Doppler Electronics Private Limited, an Indian corporation, to expand its business activities in the growing Indian market. During the first quarter of the year, we received $3.3 million in orders from Indian customers compared to only $172,000 in the comparable quarter last year.

In March 2026, the Supply Chain division acquired the remaining 50% of the profit rights in a joint venture for the sale of wire products for the defense and aviation industries, for a total consideration of approximately $641,000, resulting in full ownership of the venture. Wire product revenues contributed $500,000 in the first quarter of 2026, and the division is well-positioned for continued growth in this segment.

In May 2026, we announced a strategic initiative to expand our RFID division beyond its current retail focus to Israeli defense sector. Accordingly, we engaged a specialized consulting firm led by IDF veterans with hands-on experience in defense procurement. We view this move as part of a broader strategy to diversify our RFID customer base.

“The first quarter results are in line with our expectations,” said Eyal Cohen, BOS’ CEO. “Our backlog grew by 29% from $24 million at year-end 2025 to $31 million as of March 31, 2026. We now anticipate exceeding our previously announced annual revenue target of $51 million. The depreciation of the U.S. dollar against the New Israeli Shekel is creating pressure on our profitability and as a result, at this stage, we are maintaining our net income target of $3.6 million for the full year. We are responding to the depreciation of the U.S dollar by working on accelerating revenue growth and improving gross profit margins.”

Investor Conference Call

BOS will host a video conference meeting on May 28, 2026, at 8:30 a.m. EDT. A question-and-answer session will follow management’s presentation. To access the video conference meeting, please click on the following link: https://us06web.zoom.us/j/89470679082?pwd=PlJwUwaXO74oZDDC3JiPS5rUvdZq6P.1

For those unable to participate in the video conference, a recording of the meeting will be available the next day on the BOS website: www.boscom.com

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for global customers in the aerospace, defense, industrial and retail sectors. The Company operates three specialized divisions:

Supply Chain Division

Distributes and integrates franchised electronic components directly into customer products.

RFID Division

Optimizes customers’ inventory management through state-of-the-art marking and tracking solutions, ensuring real-time visibility and control.

Intelligent Robotics Division

Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

Contacts:

Toni McLaughlin, Director

Allele Communications | +1 786.290.7095 | tmclaughlin@allelecommunications.com

Eyal Cohen, CEO

BOS | +972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and also provides certain non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results prepared in accordance with GAAP. The Company uses these non-GAAP measures to evaluate and manage its operations internally and is providing this information to assist investors in performing additional financial analysis consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Contracted backlog

Represents the estimated value of firm customer orders under contract as of the date indicated. Backlog is not a guarantee of future revenues, and may be canceled, modified, or delayed by customers.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the ongoing armed conflict and security conditions in Israel and in the region, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share numbers)

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$11,388	$15,026	$50,569
Cost of revenues	8,555	11,437	38,494
Gross profit	2,833	3,589	12,075

Operating costs and expenses:
Research and development	60	41	178
Sales and marketing	1,477	1,263	5,242
General and administrative	631	542	2,547
Impairment of Goodwill	-	-	1,200
Total operating costs and expenses	2,168	1,846	9,167

Operating income	665	1,743	2,908
Financial income (expenses), net	120	(272)	590
Income before taxes on income	785	1,471	3,498
Income taxes benefits (expenses)	(20)	(120)	113
Net income	$765	$1,351	$3,611

Basic net income per share	$0.11	$0.23	$0.59
Diluted net income per share	$0.11	$0.22	$0.57
Weighted average number of shares used in computing basic net income per share	7,036	5,900	6,161
Weighted average number of shares used in computing diluted net income per share	7,198	6,273	6,312

Number of outstanding shares as of March 31, 2026 and 2025	7,050	5,924	7,029

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,555	$11,825
Restricted bank deposits	118	98
Trade receivables	15,068	15,638
Other receivable and prepaid expenses	2,245	1,440
Inventories	6,750	6,541

Total current assets	34,736	35,542

OTHER LONG-TERM ASSETS	146	128

PROPERTY AND EQUIPMENT, NET	3,556	3,449

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	857	926

DEFERRED TAX ASSETS	1,250	1,250

OTHER INTANGIBLE ASSETS, NET	885	361

GOODWILL	2,988	2,988

Total assets	$44,418	$44,644

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loans and Current maturities of long-term loans	$137	$775
Operating lease liabilities, current	234	251
Trade payables	6,431	6,778
Employees and payroll accruals	1,173	1,266
Deferred revenues	3,477	3,129
Accrued expenses and other liabilities	762	983

Total current liabilities	12,214	13,182

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	947	972
Operating lease liabilities, non-current	730	768
Long term deferred revenues	306	286
Accrued severance pay	745	732

Total long-term liabilities	2,728	2,758

TOTAL SHAREHOLDERS’ EQUITY	29,476	28,704

Total liabilities and shareholders’ equity	$44,418	$44,644

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025

Operating income	$665	$1,743	$2,908
Add:
Impairment of Goodwill	-	-	1,200
Amortization of intangible assets	115	15	60
Stock-based compensation	6	9	41
Depreciation	108	101	419
EBITDA	$894	$1,868	$4,628

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2025

Revenues	$3,456	$7,650	$306	$(24)	$11,388

Gross profit	658	2,026	149	-	2,833

Allocated operating expenses	563	1,143	111	-	1,817

Amortization of intangible assets	-	115	-		115

Unallocated operating expenses*				-	236

Income from operations	$95	$768	$38	-	$665

Financial income and tax on income					100

Net income					$765

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2025

Revenues	$3,259	$11,390	$496	$(119)	$15,026

Gross profit	707	2,756	126	-	3,589

Allocated operating expenses	529	1,048	68	-	1,645

Unallocated operating expenses*					201

Income from operations	$178	$1,708	$58		$1,743

Financial expenses and tax on income					(392)

Net income					$1,351

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2025

Revenues	$13,587	$35,545	$1,847	$(410)	$50,569

Gross profit	2,900	8,745	430	-	12,075

Allocated operating expenses	2,365	4,277	276	-	6,918

Impairment and amortization of intangible assets	1,200	60	-		1,260

Unallocated operating expenses*	-	-	-		989

Income (loss) from operations	$(665)	$4,408	$154	-	$2,908

Financial income and tax on income					703

Net income					$3,611

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.